               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                           FORM U-6B-2

                   CERTIFICATE OF NOTIFICATION

Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding
Company Act of 1935.

Certificate is filed by AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.) and AEP Resources, Inc.

This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.


1.   Type of security or securities.

          Unsecured short-term bank loans.

2.   Issue, renewal or guaranty.

          Issuance and renewals.

3.   Principal amount of each security.

          See Exhibit 1.

4.   Rate of interest per annum of each security:

          See Exhibit 1.

5.   Date of issue, renewal or guaranty of each security.

          See Exhibit 1.

6.   If renewal of security, give date of original issue.

          See Exhibit 1.

7.   Date of maturity of each security.

          See Exhibit 1.

8. Name of persons to whom each security was issued, renewed or guaranteed.

          AEP Energy Services, Inc. (prior to 3/7/97 known as AEP
          Energy Solutions, Inc.)
                    First Union National Bank of North Carolina
                    KeyBank
                    Societe Generale

          AEP Resources, Inc.
                    First Union National Bank of North Carolina
                    The Fuji Bank, Limited
                    National City Bank, Columbus
                    Societe Generale

9.   Collateral given with each security.

          None.

10.  Consideration received for each security.

          See Exhibit 1.

11.  Application of proceeds of each security.

          The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

          (a)  the provisions contained in the first sentence of
               Section 6(b).

          (b)  the provisions contained in the fourth sentence of
               Section 6(b).

          (c)  the provisions contained in any rule of the
               Commission other than Rule U-48.                  X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

          Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

          Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

          Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

                              AEP ENERGY SERVICES, INC. (formerly
                              known as AEP Energy Solutions, Inc.)
                              AEP RESOURCES, INC.

                                    /s/ A. A. Pena
                                     A. A. Pena, Treasurer
Dated:  October 10, 1997

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 10/01/97
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 12:17:04
                                                                                                                PAGE:        1
                                                 QUARTERLY SHORT TERM DEBT REPORT
                                                    AEP ENERGY SERVICES, INC.
                                                     QUARTER ENDED 09/30/97
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             07/03/97     07/16/97       13      5.8400          6,450,000.00            13,602.33         6,463,602.33
                    07/16/97     08/28/97       43      5.8400          6,550,000.00            45,689.89         6,595,689.89
                    07/22/97     08/28/97       37      5.8400            700,000.00             4,201.56           704,201.56
                    07/25/97     08/28/97       34      5.7800            700,000.00             3,821.22           703,821.22
                    08/28/97     09/11/97       14      5.7800          8,500,000.00            19,106.11         8,519,106.11
                    09/11/97     09/15/97        4      5.8300          3,800,000.00             2,461.56         3,802,461.56
                    09/11/97     09/29/97       18      5.8300          5,550,000.00            16,178.25         5,566,178.25
                    09/18/97     10/30/97       42      5.8600          1,300,000.00             8,887.67         1,308,887.67
                    09/19/97     10/30/97       41      5.8300            350,000.00             2,323.90           352,323.90
                    09/25/97     10/30/97       35      5.8560            600,000.00             3,416.00           603,416.00
                    09/29/97     10/30/97       31      5.8900          5,750,000.00            29,163.68         5,779,163.68
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL      40,250,000.00           148,852.17        40,398,852.17
                                                                    ----------------     ----------------     ----------------
                                  AEP ENERGY SERVICES, INC. TOTAL      40,250,000.00           148,852.17        40,398,852.17
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   28.36
     WEIGHTED AVERAGE RATE    5.8319

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 10/01/97
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 12:17:04
                                                                                                                PAGE:        2
                                                 QUARTERLY SHORT TERM DEBT REPORT
                                                       AEP RESOURCES, INC.
                                                     QUARTER ENDED 09/30/97
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             07/02/97     07/21/97       19      5.8400          1,000,000.00             3,082.22         1,003,082.22
                    07/30/97     09/22/97       54      5.8300            500,000.00             4,372.50           504,372.50
                    08/04/97     09/22/97       49      5.8500            200,000.00             1,592.50           201,592.50
                    08/15/97     09/22/97       38      5.7800          1,400,000.00             8,541.56         1,408,541.56
                    08/20/97     09/22/97       33      5.7800            600,000.00             3,179.00           603,179.00
                    08/21/97     09/16/97       26      5.8100         15,300,000.00            64,200.50        15,364,200.50
                    08/21/97     10/16/97       56      5.8880         20,000,000.00           183,182.22        20,183,182.22
                    08/29/97     09/22/97       24      5.7800            700,000.00             2,697.33           702,697.33
                    09/16/97     12/15/97       90      5.8900         10,750,000.00           158,293.75        10,908,293.75
                    09/22/97     10/16/97       24      5.8300          3,400,000.00            13,214.67         3,413,214.67
                    09/30/97     10/16/97       16      5.8300          1,100,000.00             2,850.22         1,102,850.22
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL      54,950,000.00           445,206.47        55,395,206.47
                                                                    ----------------     ----------------     ----------------
                                        AEP RESOURCES, INC. TOTAL      54,950,000.00           445,206.47        55,395,206.47
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   39.00
     WEIGHTED AVERAGE RATE    5.8551